Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT

All of the Company’s subsidiaries listed below are wholly owned.

Name	Jurisdiction of Incorporation or Organization

PL-US International LLC	United States
Hubs Manufacturing Inc.	United States
3D Hubs Manufacturing LLC	United States
Proto Labs Ltd.	United Kingdom
PL International Holdings, UK, Ltd.	United Kingdom
PL Euro Services Limited	United Kingdom
Proto Labs GmbH	Germany
Proto Labs Tooling GmbH	Germany
3D Hubs B.V.	Netherlands